

OFFERING MEMORANDUM

facilitated by



Public Square La Mesa, LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Public Square La Mesa, LLC
State of Organization	CA
Date of Formation	04/29/2022
Entity Type	Limited Liability Company
Street Address	8280 La Mesa Blvd, La Mesa CA, 91942
Website Address	publicsquare.coffee

(B) Directors and Officers of the Company

Key Person	Christopher Herrera
Position with the Company Title First Year	CFO 2022
Other business experience (last three years)	• **CFO** (*Public Square, 4/29/22 - Present*)

Key Person	Aaron Henderson
Position with the Company Title First Year	 CEO 2022
Other business experience (last three years)	*List any other titles and dates of positions held (with this business or other employers)* **during the past three years** *with an indication of job responsibilities. For example:* • **President** (*Public Square Coffee House, 9/2016 - Present*) - Corporate Officer for corporation • **Operations Manager** (*Public Square Coffee House, 9/2016 - Present*) In charge of all daily operations for the cafe.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Christopher Herrera	43%
Aaron Henderson	47%

(D) The Company's Business and Business Plan

THE SPACE

After 7 incredible years, we are asking YOU to help us build a bigger, more inviting space for everyone that walks through our doors.

- Are you ready? Take a seat...in our new, EXPANDED SEATING! This includes more seating inside, and a beautiful ROOFTOP PATIO!
- "Expand" is understatement actually, this is more like a rebirth & renaissance for the Public Square community and the surrounding neighborhood.
- Public Square will grow from our humble 1,200 sqft footprint to a grand 2,500+ sqft cafe AND a 1,300 sqft rooftop deck.
- Whoa! That's a lot of space, but why? Well, with the expansion, we will be able to finally expand our tiny 180sqft kitchen, (yes, you heard that right), to almost 600sqft. Allowing our incredible and efficient kitchen staff to get some much needed breathing room, but also add more equipment to allow faster service for you, our beloved customers.
- Did someone say DAILY DINNER-SERVICE? You've tried our legendary grandma-style pizza,

imagine what we could do with even more tools and space to serve YOU!

- What's that smell? More delicious breakfast and lunch items coming from a bigger kitchen.

When it comes to brewing coffee, we strive for excellence. Public Square is a local, family-owned specialty coffee roaster that showcases delightful direct-trade coffees sourced from exceptional growers and farmers worldwide. Our hand-picked selection also includes curated artisanal teas and seasonal drink specials. Additionally, we pride ourselves on partnering with talented and personable baristas who are dedicated to providing exceptional service and educating our customers to the highest standards. Each drink is crafted meticulously, adhering to top-tier recipes that demand nothing but perfection.

In our fast-paced lives, we often pass by each other without truly engaging. Our attention is glued to our screens, our focus on work and busyness, leaving little room for meaningful relationships. The reality is, we yearn for authentic connections, something real.

At Public Square, we provide precisely that: a space to see and be seen, to hear and be heard, and to serve and be served. We achieve this through our commitment to culinary excellence, cultural impact, and a greater cause.

The Team

Alexis Dumeng-Henderson, Co-Owner & Operator

Alexis Dumeng-Henderson, a vivacious 29-year-old, grew up captivating audiences in Southern California through plays and dance recitals. Transitioning to San Francisco at 17, she balanced college at SF State with a full-time gig in the restaurant industry. Sparking her love for the service industry. Returning to San Diego, Alexis enriched her hospitality experience at House of Blues and a local brewery before finding her niche at Public Square Coffee House, where she's thrived for 5 years, and became a hospitality wizard.

Fate brought her love story with Judah, a co-worker turned husband, and together they navigated the challenges of the pandemic, and eventually became operators of Public Square La Mesa in 2022. Alexis enjoys dog park adventures with her husky, reading, culinary pursuits, lively games with loved ones, and dancing through life with boundless energy!

Aaron Henderson, Co-Founder & Owner

Meet Aaron Henderson, a creative visionary with a passion for both business and community. As co-founder and owner of Public Square Coffee House, Inc., Aaron has brought his entrepreneurial spirit and innovative mindset to the table, propelling the company to new heights over the past six years. With over a half-dozen successful business ventures under his belt and a decade of experience working for Fortune 100 companies, Aaron has proven his prowess in sales and marketing, helping bring in millions of dollars in revenue for companies like AIG, Cox Communications, and Pure Forge.

But Aaron's success in business is only rivaled by his drive for social-entrepreneurship. Throughout his career, he has worked tirelessly to not only create successful companies, but companies that give back and positively impact their communities. As a mentor and coach to the next generation of entrepreneurs, Aaron is dedicated to empowering others to follow in his footsteps.

As a founding member of the Board of Directors
for the non-profit, The La Mesa Village Association, Aaron has served in his seat the last six years

and has been instrumental in creating, implementing, and supporting programs like the La Mesa Farmers Market, The La Mesa Oktoberfest, and The Holiday in the Village- bringing in millions of dollars to support the local economy.

His impact extends far beyond the business world, as he is a proud husband of 25 years to his college-sweetheart and a devoted father to 5 wonderful children. Whether he's supporting his son's successful companies, his daughter's passion for art, or his youngest daughter's passion for dance, Aaron is a true family man who finds joy in his loved ones' successes.

Chris Herrera, Co-Founder & Owner

Chris Herrera is a jack-of-all-trades with a passion for cooking, investment, and entrepreneurship. As co-founder and owner of Public Square Coffee House, Inc., Chris knows how to turn a profit and keep customers coming back for more. He brings that same level of dedication to his role as Portfolio Manager and Partner at Frontier Global Partners LLC, where he expertly navigates equity investments in frontier markets, with a focus on Asia, Africa, the Middle East, Latin America, and Eastern Europe.

With a successful track record in managing equity investments on a global scale, Chris has served as a Senior Vice President and Portfolio Manager for Allianz Global Investors and Nicholas-Applegate Capital Management. With a sharp eye for behavioral inefficiencies and an unwavering commitment to positive change, Chris has established himself as a leader in the investment world.

But Chris doesn't just excel in the business world. He's also an active member of his community, volunteering as a board member for non-profit organizations in San Diego County over the past 20 years and currently serving on the Board of Trustees for the Academy of our Lady of Peace.

With a B.S. in business administration from the University of Southern California and an MBA from the Haas School of Business at the University of California, Berkeley, Chris is a true Renaissance man with a drive for success and a heart for
giving back.

More importantly, Chris is a devoted family man who has been happily married to his high-school sweetheart for over 27 years. He takes great pride in being a father to a set of twins, with one attending Fordham University, and the other Loyola-Marymount University.

When it comes serving food, our strive for excellence continues. Sourcing from renowned and trusted vendors, as well as local farmers and producers to provide the freshest and healthiest ingredients. We present a delectable array of in-house food options such as our famous freshly baked scones and a variety of flavored butters. Our menu ranges from light healthy options to hearty decadent plates of thoughtfully prepared dishes, leaving nothing left to be desired.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the [Educational Materials](#) for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$200,000
Offering Deadline	March 29, 2024

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$1,000,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Construction	$125,000	$150,000
Operating Capital	$36,500	$100,000
FF&E	$25,000	$29,750
Growth Capital	$0	$652,750
Mainvest Compensation	$13,500	$67,500
TOTAL	$200,000	$1,000,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT

WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	2.0 - 10.0%[2]
Payment Deadline	2028-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.6 x 1.4 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	4.73%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 2.0% and a maximum rate of 10.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$200,000	2.0%
$400,000	4.0%
$600,000	6.0%
$800,000	8.0%
$1,000,000	10.0%

[3] To reward early participation, the investors who contribute the first $50,000.0 raised in the offering will receive a 1.6x cap. Investors who contribute after $50,000.0 has been raised in the offering will receive a 1.4x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Christopher Herrera	43%
Aaron Henderson	47%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Public Square Coffee House's fundraising. However, Public Square Coffee House may require additional funds from alternate sources at a later date.

No operating history

Public Square La Mesa, LLC was established in April, 2022. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Forecasted milestones

Public Square Coffee House forecasts the following milestones:

- Achieve $1,400,000 revenue per year by 2024.

- Achieve $4,000,000 profit per year by 2025.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$2,320,000	$4,200,000	$4,300,000	$4,400,000	$4,500,000
Cost of Goods Sold	$696,000	$1,260,000	$1,290,000	$1,320,000	$1,350,000
Gross Profit	$1,624,000	$2,940,000	$3,010,000	$3,080,000	$3,150,000
EXPENSES					
Labor Costs	$928,000	$1,680,000	$1,720,000	$1,760,000	$1,800,000
Other Miscellaneous Expenses	$394,400	$714,000	$731,000	$748,000	$765,000
Operating Profit	$301,600	$546,000	$559,000	$572,000	$585,000

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V